Mail Stop 6010

January 16, 2007

Harold Blomquist
Chief Executive Officer and President
Simtek Corporation
4250 Buckingham Drive #100
Colorado Springs, CO 80907

     **Re:**    **Simtek Corp**
             **Form 10-K for the fiscal year ended December 31, 2005**
               **Filed April 7, 2006**
             **File No. 1-33248**

Dear Mr. Blomquist:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant